Exhibit (d)(6)

Zimmer Biomet Holdings, Inc.

56 East Bell Drive

Warsaw, Indiana 46580

June 6, 2016

Mr. Patrick Richard

[Address]

Re: Employment and Consulting Engagement

Mr. Richard:

Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”), dated June 6, 2016, by and among Zimmer Biomet Holdings, Inc., a Delaware corporation (“Zimmer”), LDR Holding Corporation, a Delaware corporation (“LDR”), and LH Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into LDR (the “Merger”).

You hereby confirm and commit that you will make your best efforts to serve actively as Managing Director (“Directeur Général”) of LDR Medical SAS, French company registered with the Commercial Court of Troyes (RCS 433 924 529) (“LDR Medical SAS”), for at least six (6) months following the consummation of the transactions contemplated by the Merger Agreement.

At the end of such six (6) month period, Zimmer and you will discuss in good faith the opportunity to continue this corporate office, serve as independent consultant or cease professional relationships with Zimmer, LDR and LDR Medical SAS. Provided you abide by the terms of this letter, Zimmer agrees unless otherwise mutually agreed, it will terminate you as “Managing Director” of LDR Medical SAS, thereby entitling you to the benefits provided under the Demande d’Affiliation à la convention d’assurance Chômage GSC for the benefit of Patrick Richard as described in Section 4.11(a) of the Disclosure Letter to the Merger Agreement. Please execute this letter and return it to my attention at your earliest convenience.

Kind regards,

/s/ Adam Johnson

Adam Johnson

Zimmer Biomet Holdings, Inc.

AGREED TO AND ACCEPTED:

/s/ Patrick Richard
Patrick Richard - Directeur Général, LDR Medical

Date: June 6, 2016